UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Linda L. Sturino
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 23, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                    ------------------------------

CUSIP NO. 479254 10 4                                   PAGE 2 OF 6 PAGES
------------------------------                    ------------------------------


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           H. Fisk Johnson

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)  [  ]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      274,405 shares (1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   191,519 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       274,405 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       191,519 shares (2)
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           465,924 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             [  ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.3% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

(1) Includes options to acquire 161,667 shares of Class A Common Stock.
(2) Includes 22,784 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible at any time into Class A Common Stock on a one share-for-one share basis.
(3) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 31, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004, and 161,667 options held by the Reporting Person to purchase shares of Class A Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------                    ------------------------------

CUSIP NO. 479254 10 4                                   PAGE 3 OF 6 PAGES
------------------------------                    ------------------------------

                  THIS SCHEDULE 13D is filed by H. Fisk Johnson (the "Reporting Person"). This Schedule 13D replaces and amends the Schedule 13G filed by the Reporting Person on July 18, 2003.

ITEM 1.           SECURITY AND ISSUER.

         Class A Common Stock, par value $.05 per share
         Johnson Outdoors Inc. (the "Company")
         555 Main Street
         Racine, Wisconsin 53403

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (b) H. Fisk Johnson
                   555 Main Street
                   Racine, Wisconsin 53403

         (c) Chairman of the Board of S.C. Johnson & Son

         (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person initially acquired his shares of the Class A Common Stock and Class B Common Stock for investment purposes.

         On February 20, 2004, the Company issued a press release to announce that Samuel C. Johnson and Helen P. Johnson-Leipold had submitted a non-binding proposal to acquire the outstanding shares of the Company not already owned by them or any member of their family or entities controlled by them. On March 19, 2004, the Company issued a press release to announce that Samuel C. Johnson and Helen P. Johnson-Leipold extended their non-binding proposal for an additional sixty days. The Reporting Person is a member of Mr. Johnson's and Ms. Johnson-Leipold's extended family. At this time, the Reporting Person is considering his alternatives with respect to the non-binding proposal and how such alternatives may affect his stockholdings in the Company. These alternatives may include one or more of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person is set forth below:

                                  SCHEDULE 13D

------------------------------                    ------------------------------

CUSIP NO. 479254 10 4                                   PAGE 4 OF 6 PAGES
------------------------------                    ------------------------------


---------------------------- --------------------- ---------------------- ------------------------- -----------------------
     Reporting Person          Sole Voting and       Shared Voting and      Aggregate Beneficial        Percentage of
                              Dispositive Power      Dispositive Power           Ownership            Outstanding Shares
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
H. Fisk Johnson                   274,405 (1)           191,519 (2)            443,140 (1)(2)            5.3% (1)(2)(3)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------

(1) Includes options to acquire 161,667 shares of Class A Common Stock.
(2) Includes 22,784 shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.
(3) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of
Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of the Company outstanding as of January 31, 2004, as reported on the Company's Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004, and 161,667 options held by the Reporting Person to purchase shares of Class A
Common Stock that are exercisable within 60 days.


              The Reporting Person shares voting and dispositive power with respect to certain shares with Helen P. Johnson and Johnson Trust Company. Certain information with respect to such persons is set forth below:


------------------------------------------ ------------------------------------ --------------------------------------
Name and Business Address                  Principal Occupation and Employment  Name, Address and Principal Business
------------------------------------------ ------------------------------------ --------------------------------------
Helen P. Johnson-Leipold                      Chairman and Chief Executive              Johnson Outdoors Inc.
555 Main Street                                  Officer of the Company
Racine, Wisconsin  53403

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------
Johnson Bank                                         Not Applicable                    Bank and Trust Company
555 Main Street
Racine, WI  53403

State of Organization:  Wisconsin
------------------------------------------ ------------------------------------ --------------------------------------


         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c)-(e). Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 8, 2003, the Reporting Person entered into an Option Agreement (the "Option Agreement") with the Samuel C. Johnson 1988 Trust Number 1 dated September 14, 1998, as amended and restated (the "Trust"). Pursuant to the Option Agreement, the Reporting Person was granted an option to purchase 161,667 shares of the Company's Class A Common Stock from the Trust for an exercise price of $13.04 per share. The option is exercisable as of July 8, 2003 and expires on January 7, 2005. As consideration for this option, the Reporting Person paid $373,161 by means of a promissory note (the "Promissory Note"). Under the Promissory Note, the Reporting Person is obligated to pay the Trust

                                  SCHEDULE 13D

------------------------------                    ------------------------------

CUSIP NO. 479254 10 4                                   PAGE 5 OF 6 PAGES
------------------------------                    ------------------------------

the sum of $373,161, together with interest on the outstanding principal balance at a rate of 1.23% per annum until the Promissory Note is paid in full. All outstanding interest and principal is due and payable on January 7, 2005. The Reporting Person may prepay the Promissory Note without penalty.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit No.                Title
         -----------                -----

         99.1                       Option Agreement, dated as of July 8, 2003.

         99.2                       Promissory Note, dated as of July 8, 2003.

         99.3 Letter to the Board of Directors of the Company, dated as of February 20, 2004, delivered by Samuel C. Johnson and Helen P. Johnson-Leipold (incorporated by reference to Exhibit 99.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 20, 2004).

         99.4 Extension Letter to the Board of Directors of the Company, dated as of March 19, 2004, delivered by Samuel C. Johnson and Helen Johnson-Leipold (incorporated by reference to Exhibit 99.4 of Amendment No. 1 to the
                                    Schedule 13D filed by Samuel C. Johnson and
                                    Helen Johnson-Leipold on March 19, 2004).

                                  SCHEDULE 13D

------------------------------                    ------------------------------

CUSIP NO. 479254 10 4                                   PAGE 6 OF 6 PAGES
------------------------------                    ------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:     March 23, 2004                       /s/ H. Fisk Johnson
        -----------------------                 --------------------------------
                                                H. Fisk Johnson

                                                                    EXHIBIT 99.1

                                OPTION AGREEMENT

     For good and valuable consideration, receipt of which is hereby acknowledged, I, as trustee of the Samuel C. Johnson 1988 Trust Number 1 dated September 14, 1988, as amended and restated (the "trust"), grant to each of my children, S. Curtis Johnson ("Curt"), Helen Johnson-Leipold ("Helen"), H. Fisk Johnson ("Fisk") and Winifred J. Marquart ("Win") and their respective successors and assigns, an option (the "option") to purchase certain assets from the trust (or from its successor or successors in interest) in the amounts and upon the terms and conditions set forth below:

     1. The option shall cover Nine Hundred Seventy Thousand and One (970,001) shares of Class A common stock of Johnson Outdoors, Inc., a Wisconsin corporation, or of any successor to its business (the "option assets") owned by the trust (or by its successor or successors in interest) at the date the option may first be exercised,

     2. The option may first be exercised upon the date of the execution of this Agreement, and may be exercised thereafter at any time during the period indicated in the "Term" column in paragraph 3, below, terminating at 11:59 p.m. Central Time on the final day as indicated in such Term column, that date being January 7, 2005 (the "option period"). The option shall consist of the right to purchase an option asset at any time during the option period, subject to the conditions described below.

     3. The option assets described above may be acquired by my said children as provided in the following schedule:

              No. of Class
              A Shares
     Child    Option Asset    Strike Price       Term          Consideration
     -----    ------------    ------------       ----          -------------
     Helen    485,000           $13.04         548 days          $1,119,480
     Curt     161,667           $13.04         548 days          $  373,161
     Fisk     161,667           $13.04         548 days          $  373,161
     Win      161,667           $13.04         548 days          $  373,161
              -------                                            ----------
     TOTAL    970,001                                            $2,238,963

     Accordingly, each child may exercise his or her option with respect to the number of shares shown opposite his or her name. A child of mine may assign his or her right to exercise the option granted hereunder, in whole or in part, to: (i) any other of my descendants, (ii) a trust for the benefit of any one or more of my descendants;

     and (iii) a corporation or partnership, a majority of the value of which is owned (directly or indirectly through ownership in one or more corporations or partnerships) by any one or more of my descendants or by a trust for the benefit of any one or more of my descendants. Any exercise of an option hereunder must be for all the shares the optionee or assignee of an optionee is then entitled to purchase. The guardian or personal representative of a descendant of mine shall be eligible to exercise the option otherwise exercisable by a descendant of mine without a formal assignment. Written notice of an assignment allowed hereunder shall be lodged with the trust records.

     4. The price per share to be paid for an asset acquired by exercise of an option granted under paragraph 2 above shall be at the dollar price indicated for each option holder in the "Strike Price" column opposite his or her name in paragraph 3, above.

     5. The purchase price for an asset purchased pursuant to the option granted hereunder shall, at the option of the purchaser, be paid in cash at the closing, in-kind with shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business), by an installment note of the purchaser payable in not more than fifteen annual installments (which, at the option of the purchaser, may be repaid as to principal, interest or both in cash, in-kind as described above or any combination of the two) or by a combination of the foregoing. Any installment note issued pursuant to the provisions of this paragraph 5 shall bear interest at the "applicable federal rate" compounded annually for such note determined under Internal Revenue Code Section 1274(d) or any successor provision ("applicable federal rate"), and shall be secured by the asset purchased or otherwise in an amount acceptable to the seller. Accrued interest on such note shall be payable annually.

     6. This option shall be binding on the trustee and upon each successor trustee. It is my intention that if, upon my death during the option period, assets described in paragraph 1 are allocated to one or more trusts for the benefit of my said wife, the option granted herein shall apply to option assets then held in such one or more trusts for the benefit of my said wife for an option acquired hereunder.

     Each child's consideration for an option acquired hereunder shall, at the option of the child, be paid in cash, in-kind with shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business), by an installment note (which may be repaid, at the option of the child, in cash, in-kind as described above or any combination of the two), or by a combination of the foregoing, by each child within ten business days from the date of the execution of this Agreement. Any installment note issued pursuant to the provision of this paragraph 6 shall be for a term not to exceed eighteen months from the date of the execution of this Agreement and shall bear interest at the applicable federal rate compounded annually. Such interest shall not be payable until the due date of said note.
                                       -2-

     7. This Agreement shall supercede all other option agreements entered into by the parties hereto prior to the date of the execution of this Agreement regarding the purchase of shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business), including, without limitation, the two separate Option Agreements dated December 26, 1995 and June 27, 2003, respectively, between and among the parties hereto, but only to the extent that such agreement or agreements pertain to the option assets. This Agreement shall not supercede the other Option Agreements dated as of the date hereof related to the purchase of shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business).
     9. This option agreement may be executed in one or more counterparts, which shall together constitute the entire agreement.



DATE: July 8, 2003             SAMUEL C. JOHNSON 1988 TRUST #1
     -------------
                               By: /s/ Samuel C. Johnson
                                  -----------------------------------------
                                       As its trustee


DATE: July 8, 2003             /s/ S. Curtis Johnson
     -------------             --------------------------------------------
                               S. Curtis Johnson


DATE: July 8, 2003             /s/ Helen Johnson-Leipold
     -------------             --------------------------------------------
                               Helen Johnson-Leipold


DATE: July 8, 2003             /s/ H. Fisk Johnson
     -------------             --------------------------------------------
                                H. Fisk Johnson


DATE: July 8, 2003             /s/ Winifred J. Marquart
     -------------             --------------------------------------------
                               Winifred J. Marquart

                                                                    EXHIBIT 99.2


                                 PROMISSORY NOTE

$373,161                                                            JULY 8, 2003

         FOR VALUE RECEIVED, the undersigned, H. Fisk Johnson, an individual, (Borrower), hereby promises to pay to the order of Samuel C. Johnson, not individually, but as Trustee of the Samuel C. Johnson 1988 Trust Number 1 dated September 14, 1988, as amended and restated (Lender), the sum of Three Hundred Seventy-Three Thousand One Hundred Sixty-One Dollars and NO Cents ($373,161), together with interest on the outstanding principal balance at a rate of 1.23% per annum until this Note is paid in full.

         All outstanding interest and principal shall be due and payable on January 7, 2005. Interest shall accrue at the applicable federal rate in effect from time to time on any interest or principal which remains unpaid after fifteen (15) days from such due date.

         This Note is delivered in exchange for an option to purchase shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business), described in that certain Option Agreement dated as of July 8, 2003. Interest and/or principal may be paid to Lender to satisfy this Note as provided above in cash, in-kind with shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business), or any combination thereof.

         Borrower may at any time prior to the maturity date prepay any part or all of the principal amount without penalty, provided that such prepayment shall be accompanied by a payment of the interest accrued to the date of such prepayment on the principal amount which is being prepaid.

         All payments made hereunder, including any prepayments, shall be deemed to have been made on the date of receipt by Lender. All payments shall be made to Lender at 555 Main Street, Suite 500, Racine, Wisconsin 53403, or at such other place as Lender may from time to time designate in a written notice to Borrower.

         The internal laws of the State of Wisconsin shall govern and control the construction, enforceability, validity and interpretation of this Note.

         The parties hereto waive presentment for payment, notice of dishonor, protest and notice of protest.

         IN WITNESS WHEREOF, Borrower has signed and delivered this Note as of the day and year first above written.


                              /s/ H. Fisk Johnson
                              --------------------------
                              H. Fisk Johnson